UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PUSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 333-118771
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Access National Corporation 401 (k) Profit Sharing Plan
(As Restated February 4, 2004)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Access National Corporation
1800 Robert Fulton Drive, Suite 300
Reston, Virginia 20191

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
RESTON VA, 20191
REQUIRED INFORMATION
The Access National Corporation Profit Sharing Plan (as restated February 4, 2004) (“the Plan”) is subject to the Employee Retirement Income Security Act of 1974(“ERISA”). Therefore, in lieu of the requirements of Items1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2005 and 2004, and for the year ending December 31, 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Access National Corporation
401(k) Profit Sharing Plan
Reston, Virginia
We have audited the accompanying statements of net assets available for benefits of Access National Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2005, and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at the end of the year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

Richmond, Virginia July 18, 2006	BDO Seidman, LLP

ACCESS NATIONAL CORPORATION 401(K) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Assets
Investments, at fair value:
Mutual funds	$2,995,293	$2,770,716
Self-directed brokerage accounts	460,451	27,918
Participant loans	11,507	40,966

Total Investments	3,467,251	2,839,600

Receivables:
Employer contribution	9,706	81,730
Employee deferrals	24,063	—

Total receivables	33,769	81,730

Cash	472	18,015

Net assets available for benefits	$3,501,492	$2,939,345

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION 401(K) PLAN
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2005

2005
Additions to net assets attributed to:

Investment Income:
Mutual funds	$200,578
Self-directed brokerage accounts	142,112
Interest and Dividends	2,197
Unallocated Cash	472

345,359

Contributions:
Employer	308,201
Participant	629,143
Rollover and other contributions	32,785

970,129

Total additions	1,315,488

Deductions from net assets attributed to:
Benefits paid to participants	725,133
Administrative expenses	28,208

Total deductions	753,341

Net Increase	562,147

Net assets available for benefits:
Beginning of period	2,939,345

End of period	$3,501,492

See accompanying notes to financial statements.

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 1 — DESCRIPTION OF PLAN
The following description of the Access National Corporation’s 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code and covers eligible employees of Access National Bank and its subsidiaries. The Plan was originally established in 2000 and last amended as of 2004. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions: Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. Access National Corporation (the Company) may contribute, at its discretion, a percentage of the employee’s salary deferral contribution, to be determined each year (the employer match). An employer matching contribution of 50% of the compensation deferred was made in 2005 for all participants.
Participant Accounts: Each participant’s account is credited with the participant’s contribution, the employer’s contributions and an allocation of Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of the accounts is based on years of service. Participants become 100% vested after completion of three years of credited service.

Number of Years of
Vesting Service	Vested Interest
Less than 3 years	0%
3 years	100%
Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in one of the following forms: a joint and survivor annuity, a lump sum payment or installment payments.
Investment Options: All assets in the Plan are directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 1 — DESCRIPTION OF PLAN (Continued)
brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.
Loans: Loans secured by participant’s Plan accounts shall be permitted under the Plan. Loans are limited to the lesser of $50,000 or 50% of the participant’s vested interest in the plan and not to exceed a term of more than five years, unless the loan is for the purchase of a principal residence. Loan principal and interest payments are made in accordance with the note’s amortization schedule, and made via payroll deductions.
Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures are used to reduce the future contributions to the Plan. As of December 31, 2005 forfeitures of $23,381 were available. No forfeitures were used to reduce the employer matching contribution for the plan year ended December 31, 2005.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.
Investments: The investments held by the Plan are shown at fair value. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the plan year. The self-directed brokerage accounts consist of common stock and mutual funds, stated at fair value, based on quoted market prices. Loans to participants are valued at their outstanding balances, which approximates fair value. Purchases and sales are recorded on a trade date basis.
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.
Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, common stock of the Company, or common/collective trust funds. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.
Payment of Benefits: Benefits are recorded when paid.
NOTE 3 — RIGHTS UPON PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

ACCESS NATIONAL CORPORATION
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005
NOTE 4 — INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2005:

American Funds Wash Mutual Invest R5	$213,372
American Funds Cap World Growth & Income R5	549,949
Dodge Cox Income Fund	188,844
Metropolitan Life Ins Co — Ins Prods.	222,384
Vanguard 500 Index Fund	652,661
Vanguard small Cap Growth Index	237,355
Vanguard Mid-Cap Index Fund Investor Shares	261,863
Self-directed brokerage accounts	460,451

$2,786,879

During 2005 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $342,690 as follows:

December 31,
2005
Mutual Funds	$200,578
Self-directed brokerage accounts	142,112

Total	$342,690

NOTE 5 — PARTIES-IN-INTEREST
Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, and party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants Inc, the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $28,208 for 2005.
NOTE 6 — TAX STATUS
The Internal Revenue Service has determined and informed the Company, by a letter dated February 12, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).
The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7 — DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2004 and the change in net assets for the year ended December 31, 2005 per the financial statements to the 5500 filings for 2005 and2004 respectively:

December 31, 2004
Net assets available for benefits per Form 5500	$2,857,615
Employer contribution receivable for 2004 match	81,730

Net assets available for benefits per financial statements	$2,939,345

December 31, 2005
Employer contribution per the Form 5500	$389,931
Employer contribution receivable for 2004 match	(81,730)

Employer contributions per the financial statements	$308,201

SUPPLEMENTAL SCHEDULE
ACCESS NATIONAL CORPORATION 401(K) PLAN
EIN 82-0545425, Plan 002
Schedule of Assets Held for Investment Purposes
As of December 31, 2005

		Current
Description of Asset/Identity of Issue		Value

	American Funds Cap World Growth & Income R5	$549,949
	Dodge & Cox Balanced Fund	54,310
	Dodge & Cox Income Fund	188,844
	Fidelity Comwlth Tr Sml Cp Stk	47,376
	Fidelity Mid-Cap Stock Fund	59,355
	American Funds Growth Fund of America R5	75,077
	American Funds Income Fund of America R5	74,231
	T Rowe Price Equity Income	17,722
	T Rowe Price Blue Chip Growth	70,389
	T Rowe Price Mid Cap Value	111,168
	Royce Special Equity Fund	12,290
	Vanguard Short Term Federal Fund	545
	Vanguard 500 Index Fund	652,661
	Vanguard Small Cap Growth Index	237,355
	Vanguard Mid-Cap Index Fund Investor Shares	261,863
	American Funds Wash Mutual Invest R5	213,372
	Metropolitan Life Ins Co - Ins Prods	222,384
	Pioneer High Yield Fund A	17,220
	Vanguard Short Term Bond Index Fund Investor Shares	129,182

	Total Mutual Funds	2,995,293

*	Self-directed brokerage accounts	460,451
**	Participant Loans with interest from 5% to 7%	11,507

	Total Assets held for investment purposes	$3,467,251

*	Self directed brokerage accounts include stock of the
	Plan sponsor, Access National Corporation, a party in interest to the Plan.

**	Indicates a party in interest to the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation’s 401(k) Profit Sharing Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ACCESS NATIONAL CORPORATION 401(k) PROFIT SHARING PLAN

	By:	/s/ Michael W. Clarke

Date August 22, 2006		Michael W. Clarke President and Chief Executive Officer Access National Corporation, Trustee

Consent of Independent Registered Public Accounting Firm
To the Plan Administrator
Access National Corporation 401 (k) Profit Sharing Plan
We hereby consent to the incorporation by reference in the Registration Statement (No.333-118771) on Form S-8 of the Access National Corporation 401 (k) Profit Sharing Plan (the Plan), of our report dated July 18, 2006, relating to the statement of net assets available for benefits as of December 31, 2005 and the statement of changes in net assets available for benefits for the year ended December 31, 2005, and the related supplemental schedule, appearing in the Plan’s Annual Report on Form 11-K for the year ended December 31, 2005.
BDO Seidman, LLP
Richmond, Virginia
August 22, 2006